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                          December 15, 2020

       Rashida La Lande
       Senior Vice President
       Kraft Heinz Foods Company
       One PPG Place
       Pittsburgh, Pennsylvania 15222

                                                        Re: Kraft Heinz Foods
Company
                                                            Registration
Statement on Form S-4
                                                            Filed December 9,
2020
                                                            File No. 333-251232

       Dear Ms. La Lande:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Joshua N. Korff, P.C.